Via EDGAR and Federal Express
August 16, 2011
Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lyondell Chemical Company
Lyondell Basell Industries N.V.
Registration Statement on Form S-4
Filed June 22, 2011
File No. 333-175077
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 18, 2011
File No. 001-34726
Ladies and Gentlemen:
     Set forth below are the responses of Lyondell Chemical Company, a Delaware corporation (“LCC”), LyondellBasell Industries N.V., an entity organized under the laws of The Netherlands (“LBI NV” or the “Company”) and the registrants named in the Registration Statement (as defined below) (together with LCC and the Company, the “Registrants”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2011, with respect to the registration statement on Form S-4 initially filed by the Company with the Commission on June 22, 2011, File No. 333-175077 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to our Registration Statement. For your convenience, we have hand delivered three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All terms used but not otherwise defined herein have the definitions ascribed thereto in Amendment No. 1. In addition, where appropriate, we will incorporate the Staff’s comments in future filings we make with the Commission.

Securities and Exchange Commission
August 16, 2011

Registration Statement on Form S-4
General
1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).

See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Response: Concurrently with this letter, the Registrants are transmitting electronically a supplemental letter which states that the Registrants are registering the exchange offer in reliance on the Commission’s position contained in the above referenced no-action letters. The supplemental letter includes the representations contained in the Morgan Stanley & Co. Inc. No-Action Letter (available June 5, 1991) and the Shearman & Sterling No-Action Letter (available July 2, 1993).
Prospectus Cover Page
2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Response: The Registrants hereby confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Registrants hereby confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
3.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).
Response: We have revised our disclosure in the Registration Statement to provide that the exchange offer will expire at midnight on the expiration date. Please see the cover, pages 5, 8, 240 and 244 and Annex A of Amendment No. 1.

Securities and Exchange Commission
August 16, 2011

4.	Please revise the prospectus cover page to disclose the following:
•	Broker-dealers who receive new notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new notes; and

•	Broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.
Response: We have revised our disclosure in the Registration Statement to disclose the above bulleted information regarding broker-dealers. Please see the cover page of Amendment No. 1.
Cautionary Statements Regarding Forward-Looking Statements, page 1
5.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933, as amended, and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, as amended. Therefore, please delete the reference to the safe harbor, or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
Response: We have revised our disclosure in the Registration Statement to remove any references to the safe harbor. Please see page 1 of Amendment No. 1.
Risk Factors, page 12
6.	In the introductory paragraph, we note your statement, “The risks described below are not the only risks facing us or that may materially adversely affect our business.” Please either remove this limitation on the scope of your risk factors or revise your disclosure to clarify, if true, that you have discussed all known material risk factors.
Response: We have revised our disclosure in the Registration Statement to clarify that all known material risk factors have been discussed. Please see page 12 of Amendment No. 1.
Management’s Discussion and Analysis, page 36

Securities and Exchange Commission
August 16, 2011

Results of Operations, page 41
7.	We note your disclosures that changes in revenue for each period presented were due to multiple factors. For example, in your comparison of revenues for the first quarter of 2011 versus the first quarter of 2010, you state that higher average product sales prices and higher sales volumes contributed to the increase in revenues. To the extent material and quantifiable, please disclose the percentage or dollar amount of change attributable to each factor. Refer to Item 303(a)(3)(iii) of Regulation S-K.
Response: We have revised our disclosures in Amendment No.1 to attribute percentage changes to each factor discussed as it relates to the overall percentage change in revenue. In addition the Company will include similar disclosures to comply with item 303(a)(3)(iii) of Regulation S-K in future filings containing Management Discussion and Analysis.
Quantitative and Qualitative Disclosures about Market Risk, page 74
Foreign Exchange Risk, page 74
8.	To the extent material, please provide either the tabular presentation, sensitivity analysis, or value at risk disclosure required by Item 305(a) of Regulation S-K.
Response: We have revised our disclosure in Amendment No. 1 regarding foreign currency risk to provide the sensitivity analysis in accordance with Item 305(a) of Regulation S-K. Please see page 76 of Amendment No. 1.
9.	Please disclose the specific exchange rate fluctuations that are primarily responsible for the translation gains reported on pages F-6 and F-229. Such amounts are material to comprehensive income. Similarly, disclose on page 42 the specific circumstances which caused the material March 31, 2010 foreign exchange loss.
Response: We have disclosed the exchange rate fluctuation that is primarily responsible for the translation gains in the six months ended June 30, 2011 in the “Overview” section of our Management’s Discussion and Analysis beginning on page 36 of Amendment No.1. We also have included additional disclosure in the “Quantitative and Qualitative Disclosures About Market Risk” section of Amendment No. 1 beginning on page 76 of Amendment No. 1]. We believe the additional disclosures will assist investors in understanding the differences between the effects of currency translations on the Company’s comprehensive income as opposed to those that are solely recognized in the income statement.

Securities and Exchange Commission
August 16, 2011

Finally, the Company notes that Amendment No. 1 no longer includes March 31, 2010 financial statements as the Company has updated the financial statements and information for the second quarter of 2011 pursuant to Rule 3-12 of Regulation S-X. The Company has included discussion on page 77 related to the foreign exchange losses during the six months ended June 30, 2010 to address the Staff’s comment.
Description of Business, page 76
Segments, page 76
10.	In the table beginning on page 78, we note you disclose the annual capacity for each of your products. Please also disclose the actual capacity used.
Response: We believe that the descriptions of our business and properties currently contained in the Registration Statement comply with Items 101 and 103 of Regulation S-K. As described in the Registration Statement, the annual processing capacities disclosed are calculated by estimating the average number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. We believe this information is useful to investors, as it provides information regarding how much of each of the listed products our facilities are capable of producing each year, thereby giving a detailed description of our Company that we respectfully submit is not required by Regulation S-K, nor is it generally disclosed by participants in our industry.
We recognize that actual capacity may, in certain circumstances, be useful to investors and appreciate the Staff’s comment. We note that because of the usefulness of detailed capacity information, we disclose production and sales volumes of our principle products for each of our reportable segments in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please see pages 48, 53, 57 and 60 of Amendment No. 1. We believe these disclosures sufficiently inform investors about the volumes we have produced and the impact on our results of operations.
Directors, Executive Officers and Corporate Governance, page 108
Board Committees, page 120
Audit Committee, page 120
11.	In the first sentence, you state that the audit committee consists of Messrs. Smith, Aigrain, Gwin, and Kleinman. In the second sentence, you refer to Mr. Carroll. Please revise your disclosure to clarify whether Mr. Carroll is a member of the audit committee.

Securities and Exchange Commission
August 16, 2011

Response: The reference to Mr. Carroll in the second sentence was an error, as was the omission of Messrs. Aigrain and Gwin from that sentence. We have corrected the error; please see page 122 of Amendment No. 1.
Compensation Committee Interlocks and Insider Participation, page 121
12.	We note your reference to Item 404 of Regulation S-K in the first sentence. It appears as if you mean Item 407(e)(4) of Regulation S-K. Please revise your disclosure as appropriate.
Response: We have revised the disclosure to refer to Item 407(e)(4) of Regulation S-K. Please see page 123 of Amendment No. 1.
Executive Compensation, page 124
Compensation Discussion and Analysis, page 124
Overview of Executive Compensation Program, page 126
Benchmarking, page 126
13.	We note your statement in the last sentence of the first paragraph that your “human resources department’s recommendations were designed to position each element of each named executive officer’s total direct compensation at approximately the 50th percentile in relation to similar compensation paid to the executive’s peers.” Please disclose how each named executive officer’s actual compensation compared to his peers.
Response: We have revised the disclosure as requested. Please see page 129 of Amendment No. 1.
Elements of our Executive Compensation Program, page 128
Annual Cash Incentive Compensation, page 128
14.	Please disclose how you determined the target bonus percentage for each of your named executive officers.
Response: We have disclosed how the Company determined the target bonus percentages for each of the named executive officers. Please see page 131 of Amendment No. 1.

Securities and Exchange Commission
August 16, 2011

15.	On page 130, we note your reference to award units with safety, cost, customer service, and business results metrics. To the extent these metrics are quantifiable, please disclose the targets as well as the actual results achieved. If you believe that disclosure of these metrics is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you have a sufficient basis to keep the information confidential, please expand your disclosure to discuss how difficult or how likely it would be to achieve the undisclosed objectives. This comment also applies to the return on assets and costs metrics discussed on page 131.
Response: We have revised our disclosure to provide more information about the award units we use. We also have disclosed the award units used in determining the weighted average unit score for each named executive officer (other than for Mr. Gallogly who is evaluated based on the weighted average of all of the Company’s 68 award units) and the weighted payout for each named executive officer based on his award units’ ratings. Please see page 132 of Amendment No. 1.
As described in the Compensation Discussion and Analysis, the Company’s 2010 STI is not a formulaic plan that pays out based solely on the achievement of specified targets. A high degree of discretion and subjective judgment goes into the award units’ ratings. Management and the Compensation Committee review and discuss results in certain specified areas of performance, including safety, cost, customer service and business results for each award unit. Internal budgeting and forecast measures for award units are used in the review and discussion of cost and business results. These measures are reviewed in conjunction with other factors that management believes has affected results, either positively or negatively, including general and industry market conditions, among others specific to the performance of the award unit. . . The Company has revised its disclosure to more specifically describe the considerations that are used in determining payouts for award units which, as described, the Company does not believe require disclosure under Item 402(b) of Regulation S-K.
Similarly, with respect to the return on assets and costs metrics discussed on page 134 for the Company’s 2010 MTI, there is no specific quantifiable target for either of the metrics. At the end of the three-year performance period, the Compensation Committee will review the percentage change between January 1, 2010 and December 31, 2012 of the Company’s “return on assets” and costs and, considering the factors described under “Considerations” in the table on page 134 will determine an appropriate payout based on those results. We have revised the disclosure on page 134 of Amendment No. 1 to clarify.

Securities and Exchange Commission
August 16, 2011

16.	We note your disclosure on page 131 that the compensation committee approved awards in multiples of between 1.2 and 1.5 times the calculated award. Please disclose the actual awards approved for each named executive officer.
Response: We have disclosed the multiples approved for each named executive officer. Please see page 134 of Amendment No. 1.
Description of the Exchange Notes, page 154
Change of Control, page 171
17.	In the last paragraph on page 171, we note your statement regarding compliance with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, and any other securities laws or regulations. Please specifically disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.
Response: We have revised our disclosure in the Registration Statement to specifically disclose that any repurchase offer made pursuant to the change of control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act. Please see page 173 of Amendment No. 1.
The Exchange Offer, page 237
Purpose and Effect of the Exchange Offer, page 237
18.	In the third paragraph, you discuss what you will do in the event the exchange offer is not consummated by the Exchange Date. The first paragraph suggests that the Exchange Date is April 29, 2010. Please disclose the current status of the steps you outline in the third paragraph as it appears the exchange offer was not consummated by the Exchange Date.
Response: We have revised the language in the third paragraph to more accurately describe our obligations to file a shelf registration statement in the event the exchange offer is not consummated by the Exchange Date of April 29, 2011.
Extensions, Delays in Acceptance, Termination or Amendment, page 239

Securities and Exchange Commission
August 16, 2011

19.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).
Response: We have revised our disclosure in the Registration Statement to clarify that written notice is required for any extension or delay in acceptance, termination or amendment of the exchange offer. Please see page 241 of Amendment No. 1.
Certain United States Federal Income Tax Consequences, page 250
20.	Please remove the word “certain” from this heading and other relevant discussion, such as in the prospectus summary. Similarly, please remove the word “principal” from the first sentence in this section. All material tax considerations should be described.
Response: We have revised our disclosure in the Registration Statement to remove the word “certain” from the heading “Certain United States Federal Income Tax Consequences” as well as from all other relevant discussion. Similarly, we have removed the word “principal” from the first sentence in the above-referenced section. Please see pages 8 and 252 of this preliminary prospectus.
Plan of Distribution, page 251
21.	Please include disclosure in this section alerting investors that, if they wish to exchange their original notes in the exchange offer, they must make certain representations as set forth in the prospectus and in the letter of transmittal.
Response: We have revised our disclosure in the Registration Statement to acknowledge that any investors that wish to exchange their original notes in the exchange offer must make certain representations as set forth in the prospectus and in the letter of transmittal. Please see page 253 of Amendment No. 1.
Financial Statements, page F-1
22.	We understand that you had expected to file Basell Orlen JV financial statements consistent with the guidance in Article 3-09 of Regulation S-X. Please clarify for us why the financial statements of Basell Orlen JV have been excluded, and provide any relevant calculations.
Response:

Securities and Exchange Commission
August 16, 2011

As required by Rule 3-09, we performed the significance tests specified in subsections (1) and (3) of Rule 1-02(w) of Regulation S-X, substituting 20% for 10% to determine the significance in accordance with Rule 3-09. Based on the calculation Basell Orlen Polyolefins Sp. Z.o.o. (“BOP”) did not meet either test for any of the presented years and as a result the financial statements of the investment were not included in the Company’s Form 10-K or LyondellBasell Subholdings B.V. (“LBSH BV”) annual financial statements.
Investment test (Rule 1-02(w)(1): We compared our and our other subsidiaries’ consolidated total assets to investments in and advances to BOP at each annual balance sheet date.

	December 31,	December 31,
Millions of dollars	2010	2009

Total assets (LBSH BV)	13,545	10,470
Total Assets (LBI NV)	25,494	27,761
Equity method investments including advances to BOP	394	382
percentage of LBSH BV	3%	4%
percentage of LBI NV	2%	1%
Income test (Rule 1-02(w)(3): The significance tests must be computed using the investor’s basis of accounting. Our consolidated financial statements are prepared under accounting principles generally accepted in the United States. (“U.S. GAAP”). The significance tests were computed using U.S. GAAP financial data in both the numerator and denominator. We compared, on a consolidated basis, (i) our income from continuing operations before income taxes, extraordinary items, and cumulative effect of changes in accounting principles exclusive of amounts attributable to any non-controlling interests to (ii) our interest in the equity income or loss from BOP. Income averaging was used to determine the denominator for the income test for 2009. Our calculation is reflected in the table below.
Rule 3.09 Testing

						5-Yr. Average
	Pre-Tax Income for the year ended				May 1 to	Income per
Particulars	December 31				December 31	Rule 1-02(w)
($/Million)	2006	2007	2008	2009	2010	2006 to 2008[2]
LBI NV pre-tax income (loss)	667	980	(8,168)	(4,250)	1,727	329
LBSH BV pre-tax income (loss)	1,058	(97)	(379)	97	755	212

	Pre-Tax Income
	2008	2009	2010
Basell Orlen Polyolefins Sp. Z.o.o. pre-tax income (loss)	(32)	6	24
% of LBI NV’s total income	0%	2%	1%
% of LBSH BV’s total income	9%	3%	3%
Conclusion

Securities and Exchange Commission
August 16, 2011

•	LBI NV’s equity investment in BOP as a percentage of total assets is 2% and 1% as of December 31, 2010 and 2009 respectively. LBSH BV’s equity investment in BOP as a percentage of total assets is 3% and 4% of as of December 31, 2010 and 2009 respectively.

•	BOP’s pre-tax income as a percentage of LBI NV’s pre-tax income was 1% and 2% for the 8 month period ended December 31, 2010 and for the year ended December 31, 2009, respectively. BOP’s pre-tax income as a percentage of LBSH BV’s pre-tax income was 3%, 3% and 9% for the 8 month period ended December 31, 2010 and for the years ended December 31, 2009 and 2008, respectively.
We therefore concluded that the separate audited financial statements of BOP were not required under SEC Rule 3-09 of Regulation S-X.
23.	Please note the updating requirements outlined in Article 3-12 of Regulation S-X.
Response: We have updated our financial statements in accordance with Article 3-12 of Regulation S-X in Amendment No. 1.
Note 18 — Supplemental Guarantor Information, page F-28
24.	Please disclose here and on page F-126 whether each subsidiary guarantor is 100% owned as required by Article 3-10(i)(8)(i) of Regulation S-X.
Response: We have revised the disclosure to clarify that each subsidiary guarantor is 100% owned.
Note 21 — Commitments and Contingencies, page F-114
25.	For each contingency that meets the requirements in paragraph 50-3 of ASC 450-20-50, disclose an estimate of the possible additional loss or range of loss or a statement that such an estimate cannot be made. For the BASF lawsuit, please disclose the amount accrued and an estimate of the possible additional loss or range of loss.
Response: We have made the requested disclosures, as requested. Please note that the Company has disclosed the range of possible loss for the BASF lawsuit, but has not disclosed the amount accrued for the BASF lawsuit, as we do not believe disclosure of the amount accrued is necessary for our financial statements not to be misleading. The Company believes that the description of the BASF proceedings and the range of loss, as

Securities and Exchange Commission
August 16, 2011

disclosed in Amendment No. 1, provide sufficient detail to inform investors and comply with the requirements of ASC 450.
26.	Regarding the Access Indemnity Demand, you state you cannot “determine the amount of liability” that may be sought from LBIH. Please clarify whether you can make an estimate of the possible loss or range of loss, and provide the disclosure required by paragraph 50-4 of ASC 450-20-50.
Response: We have revised our disclosure as requested. Please see page F-127 of Amendment No. 1.
Note 27 — Supplemental Guarantor Information, page F-127
27.	Please tell us the “long-term receivables” amount that has been aggregated with “Investments” on the Balance Sheets. Compliance with Article 10-01(a)(2) of Regulation S-X should be clearly evident.
Response:
In response to your comment, we have modified the condensed consolidating balance sheets included in Amendment No. 1 to separately present amounts that are 10% or more of total assets or have changed more than 25% from the amounts presented for the previous fiscal year end in compliance with Rule 3-10(a)(2).
In the condensed consolidating financial information presented in the Registration Statement, we included the following items in “Investments and Long-Term Receivables for all periods presented:
•	Investments in consolidated subsidiaries
•	Equity investments
•	Investments in PO joint ventures
•	Other investments
•	Long-term notes receivable, affiliates
As a result of our analysis, we have determined that we should have presented these items using the following classification:
•	Investments in consolidated subsidiaries

•	Other investments and long-term receivables
o	Equity investments

o	Investments in PO joint ventures

Securities and Exchange Commission
August 16, 2011

o	Long-term receivables
•	Long-term notes receivable, affiliates
In addition, the Company will comply with the requirements of Rule 3-10(a)(2) in future filings. The attached analysis in Figure A on the following page reflects our calculation and the revised presentation.

Securities and Exchange Commission
August 16, 2011

LyondellBasell Industries N.V.
Fig A
Presentation of Investments and Long-Term Receivables
Article 10-01(a)(2) of Regulation S-X

						Lyondell
(Millions of U.S. dollars)	LyondellBasell N.V.					Basell AF		LCC							Guarantors							Non-Guarantors							Eliminations			Consolidated
Total Assets	14,855			12,817		2,823		17,516			16,213		19,608		19,458			17,581		18,465		17,729			15,801		17,847
10% of total assets	1,486			1,282		282		1,752			1,621		1,961		1,946			1,758		1,847		1,773			1,580		1,785

	June			Dec.		Dec.		June			Dec.		Dec.		June			Dec.		Dec.		June			Dec.		Dec.		June	Dec.	Dec.	June	Dec.	Dec.
	30,			31,		31,		30,			31,		31,		30,			31,		31,		30,			31,		31,		30,	31,	31,	30,	31,	31,
	2011	10%	25%	2010	10%	2009	10%	2011	10%	25%	2010	10%	2009	10%	2011	10%	25%	2010	10%	2009	10%	2011	10%	25%	2010	10%	2009	10%	2011	2010	2009	2011	2010	2009

Investments and long-term receivables:																																—	—	—
Investments in consolidated subsidiaries	14,105	X		12,070	X	1,317	X	12,197	X		10,489	X	15,724	X	5,170	X		5,122	X	1,018									(31,472)	(27,681)	(18,059)	—	—	—
Equity investments																						1,643			1,587	X	1,085					1,643	1,587	1,085
Investments in PO joint ventures																						436			437		922					436	437	922
Other investments										X	2		4				X	4		9		48			48		54					48	54	67
Notes receivable, affiliates																						500			500		2,901	X	(500)	(500)	(2,901)	—	—	—
Other investments and long-term receivables																						108			102		59		(63)	(75)		45	27	59

Proposed presentation:
Investments in consolidated subsidiaries	14,105			12,070		1,317		12,197			10,489		15,724		5,170			5,122		1,018		—			—		—		(31,472)	(27,681)	(18,059)	—	—	—
Other investments and long-term receivables	—			—		—		—			2		4		—			4		9		2,235			2,174		2,120		(63)	(75)	—	2,172	2,105	2,133
Notes receivable, affiliates	—			—		—		—			—		—		—			—		—		500			500		2,901		(500)	(500)	(2,901)	—	—	—
Legend:
X indicates items that are 10% or more of Total Assets and/or items that have changed by 25% or more since the previous year end.

28.	Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Article 3-10(i)(9) of Regulation S-X.
Response: Our Guarantors are currently not restricted from obtaining funds by dividend or loan from their subsidiaries. We have provided the requested disclosure. Please see page F-139 of Amendment No. 1. In addition, the Company will include similar disclosure in future filings.
Note 12 — Equity Investments, page F-275
29.	Please clarify for us how the previously discussed issues concerning assets contributed to the JV have been reflected in these financial statements.
Response: Effective May 1, 2010 (the “Emergence Date”), we adopted fresh-start accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 852, Reorganizations. Fresh-start accounting required us to allocate the reorganization value approved by the U.S. Bankruptcy Court to the individual assets and liabilities based upon their estimated fair values. As part of our emergence activity, the investment in BOP was subject to fair value adjustment. Therefore, at the Emergence Date the investment in BOP was recorded at its determined fair value of $78 million.
In September 2009, in connection with the fair values developed in conjunction with the estimation of its reorganization enterprise value, the Predecessor determined that there was a diminution in the value of its investments in certain joint ventures and such loss was other than temporary. The pre-impairment carrying value of BOP was $168 million. As a result of the other than temporary diminution in value of the investment we recognized a pretax impairment charge totaling $88 million.
In August 2005, Access Industries acquired Basell BV. At this time Basell BV’s interest in BOP was subject to fair valuation.
As such, for all periods presented in the financial statements of LyondellBasell Industries N.V. and LBSH BV, the equity interest in BOP has been reflected at fair value and we have recognized equity income or loss during each reporting period.
Signatures, page II-5
30.	For each company that signs the registration statement, please ensure the principal executive officer, principal financial officer, and principal accounting officer or controllers sign in those capacities. In this regard, we note not all of these capacities

Securities and Exchange Commission
August 16, 2011

are identified for the companies signing on pages II-9 through II-14, pages II-16 through II-17, page II-20, page II-24, and pages II-26 through II-27.
Response: We have revised our disclosure in the Registration Statement to identify the principal executive officer, principal financial officer and principal accounting officer for each Registrant. We further note that the principal executive officer, principal financial officer and principal accounting officer for each Registrant have signed the Registration Statement. Please see pages II-5 through II-27 of the Registration Statement.
Exhibit 5.2
31.	In paragraph 3 on page 4, we note that counsel limits its opinion to the date “hereof.” Please note that depending on when the registration statement goes effective, counsel may need to file an updated opinion. In the alternative, counsel may remove the date limitation and file a new opinion with the next amendment.
Response: A newly dated opinion has been filed as Exhibit 5.2 to Amendment No. 1. An updated opinion will be filed before effectiveness, if necessary.
32.	Please revise the first sentence of paragraph 4 on page 5 of the opinion to clarify that the opinion is issued in connection with the registration statement and to remove the statement that it cannot be disclosed to or relied upon by “any other person.” While we do not object to limiting the purpose of the opinion to its use in connection with the registration statement, counsel may not limit the persons who may rely on the opinion.
Response: Counsel to the Company has revised the opinion as requested. Please see Exhibit 5.2.
33.	Please have counsel revise its opinion to remove the assumptions contained in paragraphs 3(a), 3(b), 3(f), 3(g), 3(h), 3(i), 4(a), and 4(b) as these assumptions are inappropriate in light of counsel’s opinion. Note that we do not object to counsel stating that it is relying on representations made by LyondellBasell Industries N.V., and we do not object to an assumption that the indenture is the binding obligation of all parties other than LyondellBasell Industries N.V.
Response: Counsel to the Company has revised the opinion as requested, other than the deletion of assumption 4(a). Assumption 4(a) has been revised in a manner that we believe will be acceptable to the Staff. The intended assumption of 4(a) is that the Indenture is legal, valid and binding against all parties to the Indenture other than the Company, who is the

Securities and Exchange Commission
August 16, 2011

Dutch Guarantor that is the basis of the opinion. We believe that it is standard for opinion givers to assume the enforceability of a contract against parties who are organized outside of the legal jurisdiction as to which the opinion giver is opining. Assumption 4(a) has been revised to clarify that this was the intent.
34.	Please have counsel revise its opinion to state that Vinson & Elkins may rely on it.
Response: Counsel to the Company has revised the opinion included as Exhibit 5.2 to Amendment No. 1 to state that our legal advisors may rely on it. Please see Exhibit 5.2.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010
Item 9A. Disclosure Controls and Procedures, page 170
Evaluation of Disclosure Controls and Procedures, page 170
35.	We note your definition of disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures set forth in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules, and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were or were not effective.
Response: We confirm that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules, and will revise its disclosure accordingly in future filings.
* * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 16, 2011

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to me at (713) 309-7929.

Very truly yours,

LYONDELLBASELL INDUSTRIES N.V.

By:	/s/ Brenton A. Pharis
Name:	Brenton A. Pharis
Title:	Counsel, Corporate & Securities

cc:	Alfred Pavot, Staff Accountant, Securities and Exchange Commission
Terence O’Brien, Accounting Branch Chief, Securities and Exchange Commission
Jessica Dickerson, Staff Attorney, Securities and Exchange Commission